Exhibit 99.3
Report of the Supervisory Board
of Fresenius Medical Care AG & Co. KGaA
for the Fiscal Year 2005
The fiscal year 2005 was again a very successful year for the company in which, with the commenced acquisition of Renal Care Group (RCG), a further important step in improving the position in North America was successfully taken and in which the transformation of the company from a stock corporation (Aktiengesellschaft – AG) into a partnership limited by shares (Kommanditgesellschaft auf Aktien – KGaA) was initiated.
The company completed the reporting year still in the legal form of a stock corporation. In this period, the Managing Board, as corporate body, was responsible for the management. The then members of the Managing Board of the company are now members of the Managing Board of the general partner, i.e. Fresenius Medical Care Management AG. The members of the Supervisory Board, except Dr. Ulf M. Schneider, continued in office within the framework of the change in the legal form pursuant to Section 203 sentence 1 UmwG.
The Supervisory Board performed the tasks assigned to it by statute and the Articles of Association in the reporting year. We regularly advised the Managing Board on the management of the company and supervised the management of the company. The Supervisory Board was directly involved in decisions of fundamental significance. The Managing Board informed us regularly in written and oral reports, promptly and comprehensively on all material questions of company planning and strategy, the course of business, the situation of the group and the risk situation and risk management. We discussed in detail with the Managing Board deviations of the business development from the approved plans and targets. In particular, matters requiring approval were reviewed by the Supervisory Board and discussed with the Managing Board. In accordance with tradition, we again reviewed the business development of acquisitions of the previous years and compared this with the expectations at the time of the decision to make the relevant acquisition. We also reviewed the profitability of the individual national subsidiaries and discussed this with the Managing Board.

Five meetings of the Supervisory Board took place in the fiscal year 2005. No member took part in less than half of the meetings. In addition, between meetings, important or urgent information was provided in writing or in telephone conferences. Resolutions were passed by circular procedure on several occasions.
Principal Topics discussed in the Supervisory Board:
The transformation of the legal form of the company into a partnership limited by shares and the offer to the preference shareholders to convert their shares into ordinary shares was one of the main issues to occupy the Supervisory Board. We discussed the individual aspects of this project, which is principally aimed at securing the long-term position of the company on the DAX 30 and improving its access to equity funding, comprehensively and in detail with the Managing Board. We weighed up the effects of these measures on the company and the shareholders and considered the proposed new structure, in particular, the differences between the Articles of Association of the KGaA and those of the AG, as well as the changes in the form of the Corporate Governance. We became convinced that the interests of the company and the shareholders could be best secured, including from a long-term perspective, by these measures. By the conversion (ultimately of approx. 96%) of the preference shares into ordinary shares and the considerably higher market capitalization and liquidity of the latter class thereby obtained, a further important objective for the company was achieved. We actively followed the entire transaction until its conclusion and approved it at all of its stages.
Another major project of the company was the acquisition of the Renal Care Group (RCG). We discussed the effects of this transaction on the operative position of the company in North America comprehensively and in detail with the Managing Board. The effects, in particular, on the financial performance of the company were also the focus of our discussions with the Managing Board; we focused, in particular, on the additional financial burdens generated by the financing of this acquisition. In RCG, the company has been able to take over one of the fastest growing and most profitable competitors in the U.S.A. Although the concessions ultimately demanded by the U.S. Federal Trade Commission exceeded the original expectations as far as the number of clinics to be divested was concerned, we were able to satisfy ourselves that, despite high prices for the clinics sold, the original basic assumptions for the reasonableness of the acquisition from the business perspective may still be achieved. The geographic distribution of the RCG clinics, complementing the network of the company, and their high profitability will facilitate a further clear improvement in the position of our company in the North American market.
At a one and a half day’s strategy meeting in the autumn, the Supervisory Board again discussed with the Managing Board the medium and long-term development, the existing and possible future business areas and the prospects for the company.
The Audit Committee:
The Audit Committee of the company is composed of three members; two of them are independent members who – apart from their membership of the Supervisory Board of the company and of the Supervisory Board of Fresenius Medical Care Management AG – have no substantial business or professional relations with the company, Fresenius AG or with any of their affiliated companies.
The Audit Committee held a total of five meetings and also several telephone or video conferences in the reporting year. The Audit Committee dealt with the annual and group financial statements and the risk management. It also discussed the quarterly reports, issued the instructions to the auditor and discussed and determined the main issues in the audit with him. Representatives of the auditor participated in all meetings of the Audit Committee and reported in each case on the audit work and the review of the quarterly financial statements.
In 2005, the Audit Committee was concerned, in particular, with the checking of the company’s internal controlling system according to the Sarbanes-Oxley Act (“SOX 404”) and observed the auditing procedure in this connection. On 21 February 2006, the company received the unqualified audit certificate of KPMG for 2005.
The Audit Committee also checked the legal relations of the company with Fresenius Aktiengesellschaft.
No committee other than the Audit Committee was formed within the company.

Corporate Governance:
At its first meeting in the fiscal year 2005, the Supervisory Board reviewed its efficiency. The quantity and flow of information between the Managing Board and the Supervisory Board and between the latter and the Audit Committee were the main focus of attention. No objections have been raised to the efficiency of the activity of the Supervisory Board and to its independence.
The declaration of compliance of the company pursuant to Section 161 Stock Corporation Act (AktG) to the German Corporate Governance Code was adopted at the meeting of the Supervisory Board on 16 November 2005. This declaration of compliance is permanently accessible on the company’s Internet site.
Annual and Group Financial Statements:
The Supervisory Board reviewed the annual financial statements, the management report and the proposal for the appropriation of the balance sheet profit, the group financial statements and the group management report, in each case for the fiscal year 2005. The bookkeeping, the annual financial statements and the management report of Fresenius Medical Care AG & Co. KGaA (formerly Fresenius Medical Care Aktiengesellschaft) for the fiscal year 2005 and the group financial statements and the group management report of Fresenius Medical Care AG & Co. KGaA (formerly Fresenius Medical Care Aktiengesellschaft) were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, auditors appointed by general meeting resolution of 24 May 2005 and instructed by the Audit Committee of the Supervisory Board; they carry the unqualified audit certificate. The auditor’s reports were presented to the Audit Committee and the Supervisory Board. The Supervisory Board approved the results of the audit. No objections are to be raised in respect of the annual financial statements of the company following the results of the review undertaken by the Supervisory Board itself.
On 17 February 2006, the Supervisory Board approved the annual financial statements of Fresenius Medical Care AG & Co. KGaA (formerly Fresenius Medical Care Aktiengesellschaft) for 2005, presented by the general partner. At this meeting, the draft of the report pursuant to form 20-F to be filed with the Securities and Exchange Commission (SEC), which, besides other information, contains the group annual financial statements according to US GAAP, was also discussed. The Supervisory Board also approved the general partner’s proposal for the appropriation of profit, which provides for a dividend of € 1.23 for ordinary shares and € 1.29 for preference shares. On 15 March 2006, the Supervisory Board approved the group annual financial statements. Representatives of the auditors took part in the meetings of the Supervisory Board at which resolutions on the financial statements were taken.
Dependency Report:
The Managing Board has, in accordance with Section 312 Stock Corporation Act, prepared a report for the fiscal year 2005 on relations with affiliated companies. The report contains the concluding declaration of the Managing Board that the company received reasonable consideration in the course of the transactions listed in the report taking account of the circumstances known to the Managing Board at the time and other measures within the meaning of Section 312 Stock Corporation Act were neither taken nor omitted. The Supervisory Board reviewed the report. It shares the opinion of the auditor who certified the report as follows:
“After our conscientious audit and assessment, we confirm that (1) the statements of fact in the report are correct, (2) the consideration of the company in the course of the transactions listed in the report was not unreasonably high or that disadvantages have been compensated, and (3) the measures listed in the report are not the occasion for an assessment substantially different from that of the Managing Board”.

The Supervisory Board thanks the members of the Managing Board of the general partner who were members of the Managing Board of the company in the fiscal year 2005 and all employees for their commitment and work contributed in 2005.
Bad Homburg v.d.H., 16 March 2006
The Supervisory Board

Dr. Gerd Krick